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                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                     Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F
------------

This  form may be filed by an  investment  company  ("fund")  that is  currently registered  with the  Securities  and Exchange  Commission  under the Investment
Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form,  the fund must be seeking  to  deregister  under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

(a) The fund has (i) sold  substantially all of its assets to another registered
fund  or  (ii)  merged  into  or  consolidated  with  another   registered  fund
("Merger");

(b) The fund has distributed substantially all of its assets to its shareholders
and  has   completed,   or  is  in  the  process  of,  winding  up  its  affairs
("Liquidation");

(c) The fund  qualifies  for an exclusion  from the  definition  of  "investment company" under section  3(c)(1) or section 3(c)(7) of the Act  ("Abandonment  of
Registration"); or

(d) The fund has become a business  development  company ("Business  Development
Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act
[17 CFR  270.0-2] for general  instructions  on filing an  application  with the
Commission.  Applications  for  deregistration  pursuant  to  rule  0-2  must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T
[17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission
in   accordance   with   rule   101(a)(1)(iv)   of   Regulation   S-T   [17  CFR
232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed  electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5. No fee is required to submit this form or any amendments.

6. Funds are reminded of the  requirement to timely file a final Form N-SAR with the Commission.  See rule 30b1-1 under the Act [17 CFR  270.30b1-1];  Form N-SAR
[17 CFR 274.101].

SEC's  Collection of Information
-------------------------------

An agency may not  conduct or sponsor,  and a person is not  required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in
Instruction  1 may use this form.  The principal  purpose of this  collection of information  is  to  enable  the  Commission  to  determine  that  a  registered investment  company has ceased to be an investment company as defined by the Act or is a business  development  company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments  concerning the accuracy of the burden  estimate of this form, and any suggestions for reducing this burden.
This collection of information has been reviewed by the Office of Management and
Budget  in  accordance  with the  clearance  requirements  of 44  U.S.C.ss.3507.
Responses to this collection of information will not be kept confidential.

Potential persons who are to respond to the collection of information  contained in this form are not  required to respond  unless the form  displays a currently valid OMB control number.

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions,  see
Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration (Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete  verification at the end of the form.)

[ ]  Election  of status  as a  Business  Development  Company  (Note:  Business
Development  Companies  answer  only  questions  1  through  10 of this form and complete verification at the end of the form.)

2. Name of fund: Oppenheimer Europe Fund

3. Securities and Exchange Commission File No.: 811-09097

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ]Amendment

5.  Address of Principal  Executive  Office  (include  No. & Street,  City,
    State, Zip Code): 6803 South Tucson Way, Centennial, Colorado 80112.

     6. Name,  address and telephone  number of individual the Commission  staff should  contact  with  any  questions  regarding  this  form:  Mitchell  J.
     Lindauer,  Two World Financial Center, 225 Liberty Street,  11th Floor, New
     York, NY 10080. Tel: 212.323.0254, Fax: 212.323.4070.

     Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: OppenheimerFunds, Inc.,
     Attn: General Counsel,  6803 South Tucson Way, Centennial,  Colorado 80112.
     Tel: 800.225.5677. -------------

     NOTE: Once deregistered,  a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8. Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

    9.  Subclassification  if the fund is a  management  company
        (check only one):

         [X]  Open-end         [ ]  Closed-end

   10.  State law under which the fund was  organized or formed
        (e.g., Delaware, Massachusetts): Massachusetts Law.

  11. Provide the name and address of each investment  adviser of the fund  (including  sub-advisers)  during the last five years, even if the fund's contracts with those advisers have been terminated: OppenheimerFunds, Inc., Two World Financial
      Center, 225 Liberty Street, 11th Floor, New York, NY 10080.

  12.   Provide  the  name  and  address  of  each   principal
        underwriter of the fund during the last five years,  even if the  fund's  contracts  with  those  underwriters  have been terminated:  OppenheimerFunds  Distributor,  Inc., Two World
        Financial Center, 225 Liberty Street,  11th Floor, New York,
        NY 10080.

13. If the fund is a unit investment trust ("UIT") provide:

(a)      Depositor's name(s) and address(es):

(b)      Trustee's name(s) and address(es):

 14. Is there a UIT registered under the Act that served as a vehicle  for  investment  in the fund  (e.g.,  an  insurance company separate account)? [ ] Yes [ ] No

         If Yes, for each UIT state:
              Name(s):

              File No.: 811-______

              Business Address:

 15.  (a) Did the fund  obtain  approval  from  the  board of directors  concerning  the  decision  to engage in a Merger,
          Liquidation or Abandonment of Registration?

              [X] Yes          [ ]   No

   If Yes, state the date on which the board vote took place: April 17, 2003

              If No, explain:

  (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes          [ ]   No

If Yes, state the date on which the shareholder vote took place:
     October 10, 2003

              If No, explain:

II.      Distributions to Shareholders

16. Has the fund  distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]  Yes         [ ]  No

(a)  If Yes, list the date(s) on which the fund made those distributions:
     October 17, 2003

         (b)  Were the distributions made on the basis of net assets?

             [X]  Yes          [ ]   No

         (c)  Were the distributions made pro rata based on share ownership?

              [X] Yes          [ ]   No

         (d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
              Were any distributions to shareholders made in kind?

              [ ] Yes          [X]   No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ]  Yes         [ ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]  Yes         [ ]  No

         If No,
a)  How many shareholders does the fund have as of the date this form is filed?
b)  Describe the relationship of each remaining shareholder to the fund:

19.      Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes         [X]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.      Does the fund have any assets as of the date this form is filed?
         (See question 18 above)

         [ ]  Yes         [X]  No

         If Yes,
         (a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)  Why has the fund retained the remaining assets?

         (c)  Will the remaining assets be invested in securities?

              [ ] Yes          [ ]  No

21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]  Yes         [X]  No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b)      How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.(a)  List the expenses incurred in connection with the Merger or Liquidation:

(i)      Legal expenses: $5,415.65
                         ---------

(ii)     Accounting expenses: $0
                              --

(iii)    Other expenses (list and identify separately):
                      Audit expense: $4,000
                      ---------------------
                      Merger Related expense: $7,525.82
                      ---------------------------------
                      Shareholder communications expenses: $13,354.15
                      -----------------------------------------------

(iv)     Total expenses (sum of lines (i)-(iii) above): $30,295.62
                                                        ----------

(b)      How were those expenses allocated? To each share class based on relative net assets.

(c)      Who paid those expenses? Oppenheimer Europe Fund.
                                  ------------------------

(d)      How did the fund pay for unamortized expenses (if any)? N/A
                                                                 ---

23.      Has the fund previously filed an application for an order of the
         Commission regarding the Merger or Liquidation?

         [ ]  Yes         [X]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes         [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.      Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes         [X]  No

         If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.      (a)  State the name of the fund surviving the Merger:
              Oppenheimer Global Fund

(b)      State the Investment Company Act file number of the fund surviving the Merger: 811-1810

(c)      If the merger or reorganization agreement has been filed with the
         Commission, state the file number(s), form type used and date the agreement was filed: A Definitive Filing was filed under the File
         #333-105787, Form N-14, on August 8, 2003

         (d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an
              exhibit to this form.

                                                   VERIFICATION

          The undersigned  states that (i) he or she has executed this Form N-8F application  for an order under section 8(f) of the Investment  Company Act of 1940 on behalf of Oppenheimer  Europe Fund , (ii) he or she is the (Name
     of Fund)  Assistant  Secretary of  Oppenheimer  Europe Fund , and (iii) all
     actions by shareholders, directors,

         (Title)                            (Name of Fund)
and any other body  necessary to authorize  the  undersigned  to execute and file this Form N-8F  application  have been taken.  The  undersigned  also states that the facts set forth in this Form N-8F  application  are true to the best of his or her knowledge, information and belief.

                                         (Signature)

                                        /s/Robert G. Zack
                                      -----------------------------------
                                       Robert G. Zack, Secretary
                                       September 7, 2004